Exhibit 99.2

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Presents Pivotal CRM Road Map and Cloud

Strategy at CDC Galaxy CRM Conference

Hong Kong, Atlanta, May 3, 2011 — What:

CDC Galaxy is CDC Software’s CRM user conference that features keynote addresses, informative product and technology sessions, case studies and workshops presented by CDC Software executives and staff, leading CRM experts and customers. CDC Software will present its major initiatives for Pivotal CRM including: Pivotal in the Cloud, Pivotal Visual Workflow, Pivotal Thin Client, and new Sales Force Automation and Customer Service and Support applications.

Where:

The Cosmopolitan of Las Vegas

When:

May 3rd and 4th

About Pivotal CRM

CDC Software’s Pivotal CRM is a flexible, powerful customer relationship management solution for organizations that want to use CRM strategically by modeling, enhancing and streamlining their unique sales, marketing, and customer service processes. Built with the user experience in mind, Pivotal CRM offers significant flexibility and customizability, enabling organizations to tailor the system precisely to their users’ needs. With a Microsoft-style interface and role- and task-based navigation, Pivotal CRM is an easy-to-use system that reduces the learning curve and helps increase user adoption. Pivotal CRM embeds Microsoft Outlook and SharePoint and tightly integrates with the Microsoft Office suite, bringing data to the user when and where they need it, for optimal efficiency.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the Pivotal Road Map, our expectations for other major initiatives for Pivotal CRM, and other plans and strategies we may present. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others; the continued ability of Pivotal solutions to address market requirements; and the demand for and market acceptance of new and existing CRM solutions. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. Results may vary from customer to customer, based upon particular facts and circumstances. Any website addresses provided herein for parties other than the company or its subsidiaries or affiliates, are not part of this press release and the contents such websites are not incorporated herein or adopted in any way by the company. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future results.